Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No._)

TABATHA III, INC.

(Name of issuer)

Common Stock
(Title of Class of Securities)	(CUSIP Number)

Mindy Wang
1142 Cherry Avenue
San Bruno, California 94066
650 794 9888
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2003
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following: _____.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, excluding all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. none

(1) Name of Reporting Person: Mindy Wang

I.R.S. Identification No. of above person (entities only):

(2) Check the appropriate box if a member of a group:

      (a) __

      (b) X

(3) SEC Use Only:

(4) Source of Funds: OO

(5) Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e):

__Yes X No

(6) Citizenship or Place of Organization: Chinese National

Number of Shares Beneficially Owned by Each Reporting Person with:

(7) Sole Voting Power: 13,950,000

(8) Shared Voting Power: 0

(9) Sole Dispositive Power: 13,950,000

(10) Shared Dispositive Power: 0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 13,950,000

(12) Check if the aggregate amount in Row (11) excludes certain shares _____.

(13) Percent of class represented by amount in Row (11): 46.5%

(14) Type of Reporting Person: IN

ITEM 1. SECURITY AND ISSUER

The class of securities to which this Schedule 13D relates is the Common Stock of Tabatha III, Inc. (the "Issuer"). Its principal executive offices are located at 1926 S. Oswego Way, Aurora, Colorado 80014

ITEM 2. IDENTITY AND BACKGROUND

      (a) The person filing this statement is Mindy Wang.

      (b) Ms. Wang is Secretary and Treasurer of the Company.

      (c) The business address of Ms. Wang is 1142 Cherry Avenue, San Bruno, California 94066.

      (d) Ms. Wang has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

      (e) Ms. Wang has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Ms. Wang is a founder of Worldwide Manufacturing USA, Inc. ("Worldwide"), and was previously Secretary and Treasurer of Worldwide. On September 20, 2003, the Company acquired all of the issued and outstanding stock of Worldwide in a share exchange transaction (the "Share Exchange"). Ms. Wang acquired her shares of Common Stock upon completion of the Share Exchange, in exchange for her shares of stock in Worldwide.

ITEM 4. PURPOSE OF TRANSACTION

Ms. Wang acquired the securities described herein as a result of the Share Exchange. Ms. Wang does not have any present plans or proposals that relate to or that would result in:

      (a) The acquisition by any person of additional securities of the Company or the disposition of securities of the Company;

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

      (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) Any material change in the Company's business or corporate structure;

      (f) Any other material change in the Company's business or corporate structure;

      (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

      (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

      (j) Any action similar to any of those enumerated above.

Notwithstanding the above, Ms. Wang may, in her capacity as an executive officer and/or director of the Company, have plans or proposals relating to items (a) through (j) above and to such extent Ms. Wang declines to indicate such plans or proposals, and disclaims any obligation to update such disclosure, except to the extent they derive from her status as a stockholder instead of an executive officer and/or director. In addition, Ms. Wang may, at any time and from time to time, and reserves the right to, acquire additional securities of the Company, dispose of any such securities of the Company or formulate plans or proposals regarding the Company or its securities, to the extent deemed advisable by Ms. Wang in light of her general investment policy, market conditions or other factors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a) Ms. Wang beneficially owns 13,950,000 (46.5%) of the Issuer.

      (b) Ms. Wang has the sole power to vote, to direct to vote, and the sole power to dispose or to direct the disposition of, 13,950,000 shares of the Issuer.

      (c) Other than the Share Exchange, Ms. Wang has not effected any transactions in shares of Common Stock during the past 60 days.

      (d) Not applicable.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the Agreement for Share Exchange dated September 20, 2003, there are no contracts, agreements, understandings or relationships (legal or otherwise) between Mindy Wang and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

2.1 Agreement for Share Exchange dated as of September 20, 2003 by and between Tabatha III, Inc. and Worldwide Manufacturing USA, Inc.

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: /S/ MINDY WANG
Mindy Wang

Date: October 3, 2003

Exhibit 2.1 Agreement for Share Exchange dated as of September 20, 2003 by and between Tabatha III, Inc. and Worldwide Manufacturing USA, Inc.

AGREEMENT FOR SHARE EXCHANGE

THIS AGREEMENT FOR SHARE EXCHANGE (this "Agreement") is dated as of September 20, 2003 by and between TABATHA III, INC., a Colorado corporation ("the Company"), ("TABATHA") and WORLDWIDE MANUFACTURING USA, INC., a California corporation ("WORLDWIDE").

RECITALS:

WHEREAS, the Company and WORLDWIDE desire to complete a share exchange transaction pursuant to which the Company shall acquire all of the issued and outstanding common stock of WORLDWIDE solely in exchange for the issuance of shares of voting stock of the Company; and

WHEREAS, the Board of Directors of the Company and the Board of Directors of WORLDWIDE have each approved the proposed transaction, contingent upon satisfaction prior to closing of all of the terms and conditions of this Agreement; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with completion of the proposed share exchange transaction.

NOW, THEREFORE, in consideration of the foregoing recitals, which shall be considered an integral part of this Agreement, and the covenants, conditions, representations and warranties hereinafter set forth, the parties hereby agree as follows:

ARTICLE I

THE EXCHANGE

1.1 The Exchange. At the Closing (as hereinafter defined), the Company shall acquire all of the issued and outstanding common stock of WORLDWIDE. Consideration shall be the exchange of 27,900,000 shares of its common stock for 100%, or 10,000, of the issued and outstanding shares of WORLDWIDE common stock. The 27,900,000 shares issued to WORLDWIDE will bear a restrict legend, and will represent 93% of the Company's outstanding shares. 2,100,000 shares, (or 7%), of the Company's common stock were issued and outstanding prior to the Agreement. After closing of the Agreement, the Company will have 30,000,000 shares outstanding.

The Exchange shall take place upon the terms and conditions provided for in this Agreement and applicable state law. Exclusive of shares issuable in the future upon exercise of warrants, options, and/or any other rights to acquire shares of the Company which may be outstanding following closing hereunder, after taking into account the anticipated cancellation of 8,987,500 previously issued and outstanding shares pursuant to and in accordance with the provisions of Section 4.5 hereof, immediately after such closing the Company will have 30,000,000 shares outstanding. For Federal income tax purposes, it is intended that the Exchange shall constitute a tax-free reorganization within the meaning of Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended (the "Code").

1.2 Closing and Effective Time. Subject to the provisions of this Agreement, the parties shall hold a closing (the "Closing") on (i) the first business day on which the last of the conditions set forth in Article V to be fulfilled prior to the Closing is fulfilled or waived or (ii) such other date as the parties hereto may agree (the "Closing Date"), at such time and place as the parties hereto may agree. Such date shall be the date of Exchange (the "Effective Time").

ARTICLE II

REPRESENTATIONS AND WARRANTIES

2.1 Representations and Warranties of TABATHA III, Inc. TABATHA represents and warrants to WORLDWIDE as follows:

(a) Organization, Standing and Power. TABATHA is a corporation duly organized, validly existing and in good standing under the laws of the State of Colorado and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary.

(b) Capital Structure. As of the date of execution of this Agreement, the authorized capital stock of TABATHA consists of 100,000,000 shares of Common Stock with no par value, of which 11,087,500 shares are currently issued and outstanding. The Company has the authority to issue 10,000,000 shares of Preferred Stock with no par value. No preferred shares are currently issued and outstanding. The Exchange Shares to be issued pursuant to this Agreement shall be, when issued pursuant to the terms of the resolution of the Board of Directors of TABATHA approving such issuance, validly issued, fully paid and nonassessable, and not subject to preemptive rights. Except as otherwise specified herein, as of the date of execution of this Agreement, there are no other options, warrants, calls, agreements or other rights to purchase or otherwise acquire from TABATHA at any time, or upon the happening of any stated event, any shares of the capital stock of TABATHA whether or not presently issued or outstanding.

(c) Certificate of Incorporation, Bylaws, and Minute Books. The copies of the Articles of Incorporation and of the Bylaws of TABATHA which have been delivered to WORLDWIDE are true, correct and complete copies thereof. The minute book of TABATHA, which has been made available for inspection, contains accurate minutes of all meetings and accurate consents in lieu of meetings of the Board of Directors (and any committee thereof) and of the shareholders of TABATHA since the date of incorporation and accurately reflects all transactions referred to in such minutes and consents in lieu of meetings.

(d) Authority. TABATHA has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of TABATHA. No other corporate or shareholder proceedings on the part of TABATHA are necessary to authorize the Exchange, or the other transactions contemplated hereby.

(e) Conflict with Other Agreements; Approvals. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or the loss of a material benefit under, or the creation of a lien, pledge, security interest or other encumbrance on assets (any such conflict, violation, default, right of termination, cancellation or acceleration, loss or creation, a "violation") pursuant to any provision of the Articles of Incorporation or Bylaws or any organizational document of TABATHA or, result in any violation of any loan or credit agreement, note, mortgage, indenture, lease, benefit plan or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to TABATHA which violation would have a material adverse effect on TABATHA taken as a whole. No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (a "Governmental Entity") is required by or with respect to TABATHA in connection with the execution and delivery of this Agreement by TABATHA or the consummation by TABATHA of the transactions contemplated hereby.

(f) Books and Records. TABATHA has made and will make available for inspection by WORLDWIDE upon reasonable request all the books of TABATHA relating to the business of TABATHA. Such books of TABATHA have been maintained in the ordinary course of business. All documents furnished or caused to be furnished to WORLDWIDE by TABATHA are true and correct copies, and there are no amendments or modifications thereto except as set forth in such documents.

(g) Compliance with Laws. TABATHA is and has been in compliance in all material respects with all laws, regulations, rules, orders, judgments, decrees and other requirements and policies imposed by any Governmental Entity applicable to it, its properties or the operation of its businesses.

(h) SEC Filings. TABATHA filed a registration statement on Form 10-SB under the Securities Exchange Act of 1934 on October 12, 2000. In accordance with Section 12(g) under the 1934 Act such registration statement became effective on or about December 11, 2000. Thereafter, TABATHA has filed all periodic reports required to be filed with the Securities and Exchange Commission and as of the date hereof, is current in its filing obligations.

(i) Financial Statements and Tax Returns. Copies of TABATHA's audited financial statements for the fiscal year ended June 30, 2003 and of its tax return for the year 2002 have been delivered to WORLDWIDE.

(j) Litigation. There is no suit, action or proceeding pending, or, to the knowledge of TABATHA, threatened against or affecting TABATHA which is reasonably likely to have a material adverse effect on TABATHA, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against TABATHA having, or which, insofar as reasonably can be foreseen, in the future could have, any such effect.

(k) Tax Returns. TABATHA has duly filed any tax reports and returns required to be filed by it and has fully paid all taxes and other charges claimed to be due from it by any federal, state or local taxing authorities. There are not now any pending questions relating to, or claims asserted for, taxes or assessments asserted upon TABATHA.

2.2 Representations and Warranties of WORLDWIDE. WORLDWIDE represents and warrants to TABATHA as follows:

(a) Organization, Standing and Power. WORLDWIDE is a corporation duly organized, validly existing and in good standing under the laws of the State of California, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary.

(b) Capital Structure. The authorized capital stock of WORLDWIDE consists of 100,000 shares of Common Stock with no par value. As of the date of execution of this Agreement, it has a total of 10,000 shares of Common Stock issued and outstanding. All outstanding shares of WORLDWIDE stock are validly issued, fully paid and nonassessable and not subject to preemptive rights or other restrictions on transfer. All of the issued and outstanding shares of WORLDWIDE were issued in compliance with all applicable securities laws. Except as otherwise specified herein, there are no options, warrants, calls, agreements or other rights to purchase or otherwise acquire from WORLDWIDE at any time, or upon the happening of any stated event, any shares of the capital stock of WORLDWIDE .

(c) Certificate of Incorporation, Bylaws and Minute Books. The copies of the Articles of Incorporation and of the other corporate documents of WORLDWIDE are true, correct and complete copies thereof. The minute books of WORLDWIDE which have been made available for inspection contain accurate minutes of all meetings and accurate consents in lieu of meetings of the Board of Directors (and any committee thereof) and of the shareholders of WORLDWIDE since the date of incorporation and accurately reflect all transactions referred to in such minutes and consents in lieu of meetings.

(d) Authority. WORLDWIDE has all requisite power to enter into this Agreement and, subject to approval of the proposed transaction by the holders of at least a majority of all issued and outstanding shares which are entitled to vote to approve the proposed transaction, has the requisite power and authority to consummate the transactions contemplated hereby. Except as specified herein, no other corporate or shareholder proceedings on the part of WORLDWIDE are necessary to authorize the Exchange and the other transactions contemplated hereby.

(e) Conflict with Agreements; Approvals. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, conflict with or result in any violation of any provision of the Certificate of Incorporation or Bylaws of WORLDWIDE, or of any loan or credit agreement, note, mortgage, indenture, lease, benefit plan or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to WORLDWIDE or its properties or assets. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to WORLDWIDE in connection with the execution and delivery of this Agreement by WORLDWIDE, or the consummation by WORLDWIDE of the transactions contemplated hereby.

(f) Financial Statements. Copies of WORLDWIDE's audited financial statements for the year ended December 31, 2002 have been delivered to TABATHA.

(g) Books and Records. WORLDWIDE has made and will make available for inspection by TABATHA, upon reasonable request, all the books of account, relating to the business of WORLDWIDE. Such books of account of WORLDWIDE have been maintained in the ordinary course of business. All documents furnished or caused to be furnished to TABATHA by WORLDWIDE are true and correct copies, and there are no amendments or modifications thereto except as set forth in such documents.

(h) Compliance with Laws. WORLDWIDE is and has been in compliance in all material respects with all laws, regulations, rules, orders, judgments, decrees and other requirements and policies imposed by any Governmental Entity applicable to it, its properties or the operation of its businesses.

(i) Liabilities and Obligations. WORLDWIDE has no material liabilities or obligations (absolute, accrued, contingent or otherwise) except (i) liabilities that are reflected and reserved against on the WORLDWIDE financial statements that have not been paid or discharged since the date thereof, and (ii) liabilities incurred since the date of such financial statements in the ordinary course of business consistent with past practice and in accordance with this Agreement.

(j) Litigation. There is no suit, action or proceeding pending, or, to the knowledge of WORLDWIDE threatened against or affecting WORLDWIDE, which is reasonably likely to have a material adverse effect on WORLDWIDE, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against WORLDWIDE having, or which, insofar as reasonably can be foreseen, in the future could have, any such effect.

(k) Taxes. WORLDWIDE has filed or will file within the time prescribed by law (including extension of time approved by the appropriate taxing authority) all tax returns and reports required to be filed with all other jurisdictions where such filing is required by law; and WORLDWIDE has paid, or made adequate provision for the payment of all taxes, interest, penalties, assessments or deficiencies due and payable on, and with respect to such periods. WORLDWIDE knows of (i) no other tax returns or reports which are required to be filed which have not been so filed and (ii) no unpaid assessment for additional taxes for any fiscal period or any basis therefor.

(l) Licenses, Permits; Intellectual Property. WORLDWIDE owns or possesses in the operation of its business all material authorizations which are necessary for it to conduct its business as now conducted. Neither the execution nor delivery of this Agreement nor the consummation of the transactions contemplated hereby will require any notice or consent under, or have any material adverse effect upon, any such authorizations.

ARTICLE III

COVENANTS RELATING TO CONDUCT OF BUSINESS

3.1 Covenants of WORLDWIDE and TABATHA. During the period from the date of this Agreement and continuing until the Effective Time, WORLDWIDE and TABATHA each agree as to themselves and their related entities that (except as expressly contemplated or permitted by this Agreement, or to the extent that the other party shall otherwise consent in writing):

(a) Ordinary Course. Each party shall carry on its respective businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted.

(b) Dividends; Changes in Stock. No party shall (i) declare or pay any dividends on or make other distributions in respect of any of its capital stock, or (ii) repurchase or otherwise acquire, or permit any subsidiary to purchase or otherwise acquire, any shares of its capital stock.

(c) Issuance of Securities. No party shall issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock of any class, any voting debt or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting debt or convertible securities.

(d) Governing Documents. No party shall amend or propose to amend its Articles of Incorporation or Bylaws.

(e) No Dispositions. Except for the transfer of assets in the ordinary course of business consistent with prior practice, no party shall sell, lease, encumber or otherwise dispose of, or agree to sell, lease, encumber or otherwise dispose of, any of its assets, which are material, individually or in the aggregate, to such party.

(f) Indebtedness. No party shall incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of such party or guarantee any debt securities of others other than in each case in the ordinary course of business consistent with prior practice.

3.2 Other Actions. No party shall take any action that would, or is reasonably likely to result in, any of its representations and warranties set forth in this Agreement being untrue as of the date made (to the extent so limited), or in any of the conditions to the Exchange set forth in Article V not being satisfied.

ARTICLE IV

ADDITIONAL AGREEMENTS

4.1 Restricted TABATHA Shares. The Exchange Shares will not be registered under the Securities Act, but will be issued pursuant to an exemption from such registration requirements for transactions not involving a public offering. Accordingly, the Exchange Shares will constitute "restricted securities" for purposes of the Securities Act and applicable state securities laws and the holders of Exchange Shares will not be able to transfer them except upon compliance with the registration requirements of the Securities Act and applicable state securities laws or in reliance upon an available exemption therefrom. The certificates evidencing the Exchange Shares shall, upon issuance, contain an appropriate Rule 144 restrictive legend and such additional legends as may be required under the Securities Act and applicable state securities laws.

4.2 Access to Information. Upon reasonable notice, TABATHA and WORLDWIDE shall each afford to the officers, employees, accountants, counsel and other representatives of the other company, access to all their respective properties, books, contracts, commitments and records and, during such period, each of TABATHA and WORLDWIDE shall furnish promptly to the other (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of Federal or state securities laws and (b) all other information concerning its business, properties and personnel as such other party may reasonably request. Unless otherwise required by law, the parties will hold any such information which is nonpublic in confidence until such time as such information otherwise becomes publicly available through no wrongful act of either party, and in the event of termination of this Agreement for any reason, each party shall promptly return all nonpublic documents obtained from any other party, and any copies made of such documents, to such other party.

4.3 Legal Conditions to Exchange. Each of TABATHA and WORLDWIDE shall take all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on itself with respect to the Exchange and will promptly cooperate with and furnish information to each other in connection with any such requirements imposed upon any of them or upon any of their related entities or subsidiaries in connection with the Exchange. Each party shall take all reasonable actions necessary to obtain (and will cooperate with each other in obtaining) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity or other public or private third party, required to be obtained or made by TABATHA or WORLDWIDE or any of their related entities or subsidiaries in connection with the Exchange or the taking of any action contemplated thereby or by this Agreement.

4.4 TABATHA Board of Directors and Officers. The current directors of TABATHA shall resign as of the Closing Date after appointing successors designated by WORLDWIDE.

4.5 Cancellation of TABATHA Shares. By execution of this Agreement, TABATHA hereby agrees that as soon as reasonably possible following the closing of the Exchange, it shall surrender for cancellation 8,987,500 shares of the Common Stock of TABATHA. It is hereby acknowledged and agreed that upon cancellation of such shares they shall become treasury stock of TABATHA and shall not be considered to be part of the issued and outstanding common stock of TABATHA.

4.6 Reporting Requirements. TABATHA shall file all reports required by Section 13 of the Securities Exchange Act of 1934 and shall maintain its books and records in accordance with Sections 12 and 13 thereof, and shall file, and cause to be declared effective within 120 days of the Closing, a registration statement on Form Sb-2 or other appropriate form registering the outstanding 2,100,000 pre-merger shares. TABATHA shall cause its common stock to be quoted on the Electronic Bulletin Board within 150 days of Closing. The parties agree that the failure of TABATHA Company to make such filings with the Securities and Exchange Commission or to cause its common stock to be so quoted shall constitute a material breach of this Agreement.

4.7. Shareholder Approvals. Following the Closing TABATHA shall submit to its shareholders an amendment to its Certificate of Incorporation to change the name of TABATHA to Worldwide Manufacturing USA, INC., and shall also inform the shareholders of the change in the composition of the Board of Directors via an information statement pursuant to Section 14(f) of the Securities Exchange Act of 1934.

ARTICLE V

CONDITIONS PRECEDENT

5.1 Conditions to Each Party's Obligation To Effect the Exchange. The respective obligations of each party to effect the Exchange shall be conditional upon the filing, occurring or obtainment of all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by any governmental entity or by any applicable law, rule, or regulation governing the transactions contemplated hereby.

5.2 Conditions to Obligations of TABATHA. The obligation of TABATHA to effect the Exchange is subject to the satisfaction of the following conditions on or before the Closing Date unless waived by TABATHA:

(a) Representations and Warranties. The representations and warranties of WORLDWIDE set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except as otherwise contemplated by this Agreement, and TABATHA shall have received a certificate signed on behalf of WORLDWIDE by the President of WORLDWIDE to such effect.

(b) Performance of Obligations of WORLDWIDE. WORLDWIDE shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and TABATHA shall have received a certificate signed on behalf of WORLDWIDE by the President to such effect.

(c) Closing Documents. TABATHA shall have received such certificates and other closing documents as counsel for TABATHA shall reasonably request.

(d) Consents. WORLDWIDE shall have obtained the consent or approval of each person whose consent or approval shall be required in connection with the transactions contemplated hereby under any loan or credit agreement, note, mortgage, indenture, lease or other agreement or instrument, except those for which failure to obtain such consents and approvals would not, in the reasonable opinion of TABATHA, individually or in the aggregate, have a material adverse effect on WORLDWIDE and its subsidiaries and related entities taken as a whole upon the consummation of the transactions contemplated hereby. WORLDWIDE shall also have received the approval of its shareholders in accordance with applicable law.

(e) Due Diligence Review. TABATHA shall have completed to its reasonable satisfaction a review of the business, operations, finances, assets and liabilities of WORLDWIDE and shall not have determined that any of the representations or warranties of WORLDWIDE contained herein are, as of the date hereof or the Closing Date, inaccurate in any material respect or that WORLDWIDE is otherwise in violation of any of the provisions of this Agreement.

(f) Pending Litigation. There shall not be any litigation or other proceeding pending or threatened to restrain or invalidate the transactions contemplated by this Agreement, which, in the sole reasonable judgment of TABATHA, made in good faith, would make the consummation of the Exchange imprudent. In addition, there shall not be any other litigation or other proceeding pending or threatened against WORLDWIDE, the consequences of which, in the judgment of TABATHA, could be materially adverse to WORLDWIDE.

5.3 Conditions to Obligations of WORLDWIDE. The obligation of WORLDWIDE to effect the Exchange is subject to the satisfaction of the following conditions unless waived by WORLDWIDE:

(a) Representations and Warranties. The representations and warranties of TABATHA set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except as otherwise contemplated by this Agreement, WORLDWIDE shall have received a certificate signed on behalf of TABATHA by the President to such effect.

(b) Performance of Obligations of TABATHA. TABATHA shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and WORLDWIDE shall have received a certificate signed on behalf of TABATHA by the President to such effect.

(c) Shareholder Approval. Shareholders holding not less than a majority of all issued and outstanding shares of WORLDWIDE which are entitled to vote to approve the proposed share exchange transaction shall have consented to or voted in favor of completion of the proposed transaction.

(d) Opinion of Counsel for TABATHA WORLDWIDE shall have received an opinion dated the Closing Date from counsel for TABATHA, in form and substance reasonably satisfactory to WORLDWIDE and its counsel relating to such matters as are customarily delivered in connection with a Exchange transaction.

(e) Closing Documents. WORLDWIDE shall have received such certificates and other closing documents as counsel for WORLDWIDE shall reasonably request.

(f) Consents. TABATHA shall have obtained the consent or approval of each person whose consent or approval shall be required in connection with the transactions contemplated hereby.

(g) Due Diligence Review. WORLDWIDE shall have completed to its reasonable satisfaction a review of the business, operations, finances, assets and liabilities of TABATHA and shall not have determined that any of the representations or warranties of TABATHA contained herein are, as of the date hereof or the Closing Date, inaccurate in any material respect or that TABATHA is otherwise in violation of any of the provisions of this Agreement.

(h) Pending Litigation. There shall not be any litigation or other proceeding pending or threatened to restrain or invalidate the transactions contemplated by this Agreement, which, in the sole reasonable judgment of WORLDWIDE, made in good faith, would make the consummation of the Exchange imprudent. In addition, there shall not be any other litigation or other proceeding pending or threatened against TABATHA the consequences of which, in the judgment of WORLDWIDE, could be materially adverse to TABATHA.

ARTICLE VI

TERMINATION AND AMENDMENT

6.1 Termination. This Agreement may be terminated at any time prior to the Effective Time:

(a) by mutual consent of TABATHA and WORLDWIDE;

(b) by either TABATHA or WORLDWIDE if there has been a material breach of any representation, warranty, covenant or agreement on the part of the other set forth in this Agreement which breach has not been cured within five (5) business days following receipt by the breaching party of notice of such breach, or if any permanent injunction or other order of a court or other competent authority preventing the consummation of the Exchange shall have become final and non-appealable; or

(c) by either TABATHA or WORLDWIDE if the Exchange shall not have been consummated before November 30, 2003.

6.2 Effect of Termination. In the event of termination of this Agreement by either WORLDWIDE or TABATHA as provided in Section 6.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any party hereto. In such event, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

6.3 Amendment. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, provided no amendment shall be made which by law requires approval by the shareholders of any party without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

6.4 Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

ARTICLE VII

GENERAL PROVISIONS

7.1 Survival of Representations, Warranties and Agreements. All of the representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time for a period of three years from the date of this Agreement.

7.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to TABATHA III, INC., to:

1926 So. Oswego Way, Aurora, CO 80014;

If to WORLDWIDE MANUFACTURING USA, INC., to

1142 Cherry Street, San Bruno, California 94066

7.3 Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". The phrase "made available" in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available.

7.4 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

7.5 Entire Agreement; No Third Party Beneficiaries; Rights of Ownership. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

7.6 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Colorado without regard to principles of conflicts of law. Each party hereby irrevocably submits to the jurisdiction of any Colorado state court or any federal court in the State of Colorado in respect of any suit, action or proceeding arising out of or relating to this Agreement, and irrevocably accept for themselves and in respect of their property, generally and unconditionally, the jurisdiction of the aforesaid courts.

7.7 No Remedy in Certain Circumstances. Each party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof or thereof to be null, void or unenforceable, or order any party to take any action inconsistent herewith or not to take any action required herein, the other party shall not be entitled to specific performance of such provision or part hereof or thereof or to any other remedy, including but not limited to money damages, for breach hereof or thereof or of any other provision of this Agreement or part hereof or thereof as a result of such holding or order.

7.8 Publicity. Except as otherwise required by law or the rules of the SEC, so long as this Agreement is in effect, no party shall issue or cause the publication of any press release or other public announcement with respect to the transactions contemplated by this Agreement without the written consent of the other party, which consent shall not be unreasonably withheld.

7.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that TABATHA may assign, in its sole discretion, any or all of its rights, interests and obligations hereunder to any direct or indirect wholly-owned subsidiary of such company. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

IN WITNESS WHEREOF, this Agreement for Share Exchange has been signed by the parties set forth below as of the date set forth above.

TABATHA III, INC.

By: /S/ ROBERT L. SMITH
Robert L. Smith, President

WORLDWIDE MANUFACTURING USA, INC.

By: /S/ JIMMY WANG
Jimmy Wang, Chief Executive Officer